FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  July 2007

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 4, 2007

Minco Silver Corporation is pleased to report the assay results of 16 holes from the Phase V exploration program on its Fuwan Silver deposit located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through in-fill and step out drilling, and encompasses a broad spectrum of detailed engineering work designed to investigate the geotechnical, hydrological, and metallurgical aspects of the project.  Phase V drilling was completed in late September with a total of 18 holes being drilled for 3,650 metres.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated October 4, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Ken Cai

Date:  October 4, 2007

Ken Cai

Chairman & CEO

Exhibit 2.1

TSX: MSV
For Immediate Release	September 17, 2007

NEWS RELEASE

MINCO SILVER RELEASES ASSAY RESULTS

FROM PHASE V DRILLING PROGRAM ON THE FUWAN SILVER DEPOSIT

Minco Silver Corporation (the "Company" or "Minco Silver") (TSX: MSV) is pleased to report the assay results of 16 holes from the Phase V exploration program on its Fuwan Silver deposit located in Guangdong Province, China.  The program was designed to further increase the level of confidence of the resource through in-fill and step out drilling, and encompasses a broad spectrum of detailed engineering work designed to investigate the geotechnical, hydrological, and metallurgical aspects of the project.  Phase V drilling was completed in late September with a total of 18 holes being drilled for 3,650 metres.

The combined in-fill and step out drilling program over the Northeast area occurred between section lines 3 and 16.  The holes are located at 40 metre centres, along section lines 40 metres apart, and decreases the distance between adjacent holes to approximately 60 metres by 60 metres.  The in-fill drilling predominantly confirmed the consistency of north eastern mineralized zone.  Two of the thirteen holes reported here (FW115 and FW0120) are step out holes that have extended the mineralization to the south.  The deposit remains open in the southwest strike direction and down-dip to the south.  FW0107, FW0113 and FW0116 did not completely test the targets before the holes were stopped.  These targets will be re-drilled in the immediate future. Please visit the company’s website at www.mincosilver.ca to view a map of the Phase V drill hole locations.

Zone widths for these 16 holes completed varied from 0.75 metres (m) to 7.90 m with silver grades ranging from 93.03 grams per tonne (g/t) to 1,456.50 g/t. The assay results are highlighted by the following intersections:

•

FW0110:

118.52 g/t silver over 6.00 m, 107.20 g/t silver over 4.30 m, 655.69 g/t silver over 4.70 m, and 216.16 g/t silver over 7.64 m

•

FW0111:

574.00 g/t silver over 2.00 m

•

FW0114:

372.58 g/t silver over 3.24 m

•

FW0115:

292.20 g/t silver over 7.90 m and 1,456.50 g/t silver over 1.07 m

•

FW0117:

233.92 g/t silver over 6.00 m, 209.41 g/t silver over 2.23 m, 353.90 g/t silver over 4.20 m and 412.67 g/t silver over 3.30 m

•

FW0118:

177.27 g/t silver over 4.63 m

•

FW0120:

190.67 g/t silver over 7.13 m, 265.46 g/t silver over 3.28 m

•

FW0122:

160.64 g/t silver over 5.92 m

•

FW0124:

1,166.00 g/t silver over 1.25 m

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
FW0107				NSR
FW0110	281.50	287.50	6.00	0.41	118.52	0.06	0.44
	297.30	301.60	4.30	0.15	107.20	0.15	0.40
	315.00	319.70	4.70	0.08	655.69	0.71	0.60
	324.70	332.34	7.64	0.08	216.16	0.43	1.18
	353.50	355.30	1.80	0.07	168.11	0.49	1.11
FW0111	262.20	264.20	2.00	0.15	574.00	0.44	0.49
	295.10	295.85	0.75	0.05	267.50	0.30	1.98
	321.80	322.60	0.80	0.17	253.50	0.12	0.06
FW0112	258.20	259.50	1.30	0.05	165.00	0.06	0.13
FW0113				NSR
FW0114	181.24	184.48	3.24	0.07	372.58	0.54	1.72
FW0115	98.70	106.60	7.90	0.09	292.20	0.46	0.36
	124.58	125.65	1.07	0.45	1,456.50	4.50	10.73
FW0116				NSR
FW0117	92.81	98.81	6.00	0.24	233.92	0.15	0.52
	104.94	105.94	1.00	0.19	165.00	0.12	0.31
	113.98	116.21	2.23	0.06	209.41	0.48	0.93
	126.94	131.14	4.20	0.09	353.90	1.28	2.63
	153.59	156.89	3.30	0.04	412.67	1.08	2.05
FW0118	65.67	70.30	4.63	0.19	177.27	0.10	0.15
FW0120	116.70	123.83	7.13	0.19	190.67	0.64	0.45
	128.70	131.98	3.28	0.23	265.46	1.20	2.19
	145.01	146.06	1.05	0.11	356.00	0.59	2.10
FW0121	107.30	110.30	3.00	0.13	173.00	0.10	0.38
FW0122	100.33	106.25	5.92	0.17	160.64	0.78	1.40
FW0124	127.75	129.00	1.25	0.11	1,166.00	2.35	1.63
FW0125	165.95	170.18	4.23	0.10	93.03	0.33	1.77
FW0126	107.82	109.85	2.03	0.15	152.24	1.62	4.35

True widths for the mineralized zones are typically from 85% to 100% of the stated intercepts.

Minco Silver is encouraged by the Phase V drilling results and is continuing to work aggressively to advance the Fuwan Silver Project with further drilling.  A total of 9 drills are currently on the property completing in-fill, step out, and hydrogeological drilling.

Samples were prepared and assayed at PRA Kunming lab (Process Research Associated Ltd.) with supervision of a certified BC assayer. Silver was assayed with fire assay and AAS or gravimetric finish. Assay results were further checked at PRA's Vancouver lab as an external check.  Samples have also been sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis.   Reference materials were inserted by Minco staff geologists as a further assay control.

This new release has been reviewed and approved for release by Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Silver, and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Silver

Minco Silver Corporation (TSX: MSV) is a TSX company focusing on the acquisition and development of silver dominant projects in China.  The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Gold Corporation (formerly “Minco Mining & Metals Corporation”) (TSX:MMM/AMEX:MGH/FSE:MI5) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver, please visit the website at www.mincosilver.ca  or contact Ute Koessler at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

Chairman & CEO

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.